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Exhibit 4.1

                                      NOTE

$10,000,000.00                    Dallas, Texas               September 11, 1997


     FOR VALUE RECEIVED, the undersigned WESTERN PACIFIC AIRLINES, INC., a Delaware corporation (referred to herein as "Borrower") hereby unconditionally promises to pay to the order of BANK ONE, TEXAS, N.A., a national banking association (referred to herein as "Bank"), at its banking offices in Dallas County, Texas, the principal sum of TEN MILLION AND NO/100 DOLLARS ($10,000,000.00), or so much thereof as may be advanced hereunder from time to time, in lawful money of the United States of America together with interest from the date hereof until paid at a fluctuating rate per annum which shall from day to day be equal to the lesser of (a) the Maximum Rate (as defined below); or
(b) a rate, calculated on the basis of a year consisting of 360 days equal to either (i) the sum of (A) the Eurodollar Rate (as hereinafter defined) plus (B) one and one-eighths percent (1.125%), or (ii) the Prime Rate (as hereinafter defined) as elected from time to time by the Borrower pursuant to the provisions of this Note; each change in the rate to be charged on this Note to become effective notice to Borrower on the effective date of each change in the Maximum Rate, the Eurodollar Rate or the Prime Rate, as the case may be; provided, however, that if at any time a rate of interest specified in (b) preceding shall exceed the Maximum Rate as provided in (a) preceding, then any subsequent reduction in the Eurodollar Rate or the Prime Rate, as the case may be, shall not reduce the rate of interest on this Note below the Maximum Rate until the total amount of interest accrued on this Note exceeds the amount of interest which would have accrued on this Note if the rate specified in (b) preceding had at all times been in effect. The term "Maximum Rate," as used herein, shall mean at the particular time in question the maximum rate of interest which, under applicable law, may be charged on this Note. If such maximum rate of interest changes after the date hereof, the Maximum Rate shall be automatically increased or decreased, as the case may be, without notice to Borrower from time to time as of the effective time of each change in such Maximum Rate. If applicable law ceases to provide for such a maximum rate of interest, the Maximum Rate shall be equal to eighteen percent (18%) per annum. All past due principal and interest of this Note shall bear interest from the date of maturity until paid at a rate of interest equal to Maximum Rate. All payments of principal and interest due hereunder are payable at the offices of Bank at 1717 Main Street, 4th Floor, Bank One Center, P.O. Box 655415, Dallas, Texas, 75265-5415, attention: Energy Department, or at such other address as Bank shall designate in writing to Borrower.

     The principal of this Note shall be due and payable within seven (7) days of demand, or if no demand is made, then on March 11, 1998 (the "Maturity Date"); PROVIDED, HOWEVER, that upon the consummation of the proposed merger of Frontier Airlines, Inc. and Borrower as described in that certain Merger Agreement dated June 30, 1997 (the "Merger Agreement"), the availability under this Note shall immediately be reduced to $5,000,000, and any principal outstanding on this Note on such date in excess of $5,000,000 shall be repaid by Borrower to Bank on or before the seventh

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(7th) day after such merger consummation.  All accrued and unpaid interest on this Note shall be due and payable (i) at the end of each Eurodollar Interest Period (as hereinafter defined) for loans bearing interest at the Eurodollar Rate, or (ii) on the last day of each calendar month for loans bearing interest at the Prime Rate.

     If any amount advanced hereunder is repaid by the Borrower prior to the date the same becomes due and payable either upon demand or upon the maturity date, the amount so repaid may not be reborrowed.

     The term "Prime Rate" shall mean, as of any date, the fluctuating rate of interest per annum established from time to time by Bank as its Prime Rate (which rate of interest may not be the lowest, best or most favorable rate of interest which Bank may charge on loans to its customers).

     The term "Eurodollar Rate" as used herein, shall mean the rate of interest per annum at which deposits in immediately available and fully transferable funds in U.S. Dollars are offered to Bank (at approximately 10:00 a.m. Dallas, Texas time three (3) days prior to the first day of the applicable Eurodollar Interest Period) in the London Interbank market for delivery on the first day of each Eurodollar Interest Period in an amount equal to or comparable to the principal amount due on this Note as of such date. The term "Eurodollar Interest Period" as used herein, shall mean initially a period commencing on the date of the first advance on this Note and ending one (1), two (2) or three
(3) months thereafter as selected by the Borrower, and (ii) thereafter, each period commencing on the day following the last day of the next preceding Eurodollar Interest Period and ending one (1), two (2) or three (3) months thereafter as selected by the Borrower; provided, however, that (i) if any Eurodollar Interest Period would otherwise expire on a day which is not a day when dealings in U.S. Dollar deposits are carried on in the London Interbank market ("Business Day"), such Eurodollar Business Period shall expire on the next succeeding business Day unless the result of such extension would be to extend such Eurodollar Interest Period into the next calendar month, in which case such Eurodollar Interest Period shall end on the immediately preceding Business Day, and (ii) any Eurodollar Interest Period which would otherwise expire after the maturity date of this Note shall end on the maturity date of this Note. Borrower shall not be permitted to have outstanding at any time more than three (3) tranches.

     Upon three (3) Business Days' written notice prior to making by the Bank of the initial loan hereunder or the expiration date of each succeeding Eurodollar Interest Period, Borrower shall give the Bank notice of the Eurodollar Interest Period selected for the next succeeding period. If Bank shall not have received timely notice of the designation of such Eurodollar Interest Period as herein provided, Borrower shall be deemed to have elected to convert all maturing tranches to Prime Rate loans.

     If any time prior to payment in full of this Note, (A) there is any change in the applicable law, treaty or regulation or in the interpretation or administration thereof, or in the event any central bank or other fiscal monetary or other authority having jurisdiction over the Bank or the loans represented by this Note shall impose, modify or deem applicable in any reserve requirement of the Board of


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Governors of the Federal Reserve System on any loans bearing interest at a
Eurodollar Rate or any other reserve, special deposit or similar requirements against assets or deposits with or for the account of, or credit extended by, the Bank or shall impose on the Bank or the London Interbank market, as the case may be, any other condition affecting this Note and the amounts due hereunder and the result of any of the foregoing as to increase the cost to the Bank in making or maintaining the loans represented by this Note or to reduce the amount received by the Bank hereunder, or (B) any taxes levied or imposed on or with respect to this Note or if at any time when this Note is outstanding any laws enacted or promulgated, or any court of law or governmental agency interprets or administers any law, which, in any such case, materially changes the basis of taxation of payments to the Bank of principal and interest on this Note by reason of subjecting such payments to double taxation or otherwise (except through an increase in the rate of tax on the overall net income of Bank), then Borrower shall either (i) pay to Bank an demand of the Bank as additional interest on the Note, such additional amount or amounts as will reimburse the Bank for such additional costs, reductions or taxes or (ii) repay in full the principal and interest due on this Note. If at any time any new law or any change in existing laws or in the interpretation of any new law or existing laws shall make it unlawful for the Bank to maintain or fund hereunder, then the Bank shall promptly notify Borrower in writing and Borrower shall either (i) repay the outstanding principal and interest owed to Bank on this Note, without penalty, on the last day of the current Eurodollar Interest Period (or, if the Bank may not lawfully continue to maintain and fund the amounts outstanding on this Note, immediately), or (ii) Borrower may convert such outstanding balances at such appropriate time to loans bearing interest at the Prime Rate. If the Borrower makes any payment of principal with respect to any loans hereunder on any day other than the last of the Eurodollar Interest Period applicable to such loan, then Borrower shall reimburse on demand for any loss, cost or expense incurred by the Bank as a result of the timing of such payment or re-depositing such principal amount.

     Borrower hereby represents and warrants to Bank that as of the date hereof it is not in default under the terms of any material agreement to which it is a party or with respect to any material obligation of Borrower.

     Borrower shall pay to the Bank an unused commitment fee (the "Unused Fee") equivalent to three-eighths of one percent (3/8%) per annum on the daily average of the unadvanced portion of the $10,000,000 available hereunder. The Unused Fee shall be payable in arrears on the last day of each calendar quarter beginning December 31, 1997 with the final Unused Fee payment due on the Maturity Date for any period then ending for which the Unused Fee shall not have been paid. If the outstanding balance of this Note is paid at any time prior to the end of any such quarterly period, the Borrower shall pay to Bank on the date of such payment the total Unused Fee due for the period in which such payment occurs.

     Borrower shall also pay to the Bank an origination fee (the "Origination Fee") equal to $12,500, said Origination Fee to be paid on the date of the original advance hereunder.


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     Failure to pay when due or declared or declared due the principal of, or interest on this Note shall be an Event of Default.

     Upon the occurrence of any Event of Default, the entire principal amount due on this Note and all interest then accrued thereon and any other liabilities of Borrower hereunder shall become immediately due and payable all without notice or without presentment, demand, protest, notice of protest or dishonor or any other notice of default of any kind, all of which is expressly waived by Borrower.

     Regardless of any provision contained in this Note, the holder hereof shall never be entitled to receive, collect or apply, as interest on this Note, any amount in excess of the Maximum Rate, and, if the holder hereof ever receives, collects, or applies as interest, any such amount which would be excessive interest, it shall be deemed a partial prepayment of principal and treated hereunder as such; and, if the indebtedness evidenced hereby is paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether or not the interest paid or payable, under any specific contingency, exceeds the Maximum Rate, Borrower and the holder hereof shall, to the maximum extent permitted under applicable law (i) characterize any non-principal payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) spread the total amount of interest throughout the entire contemplated term of the obligations evidenced by this Note so that the interest rate is uniform throughout the entire term of this Note; provided that, if this Note is paid and performed in full prior to the end of the full contemplated term thereof; and if the interest received for the actual period of existence thereof exceeds the Maximum Rate, the holder hereof shall refund to the Borrower the amount of such excess or credit the amount of such excess against the indebtedness evidenced hereby, and, in such event, the holder hereof shall not be subject to any penalties provided by any laws for contracting for, charging, taking, reserving or receiving interest in excess of the Maximum Rate.

     If any payment of principal or interest on this Note shall become due on a Saturday, Sunday or public holiday or while the Bank is not open for business, such payment shall be made on the next succeeding business day and such extension of time shall in such case be included in computing interest in connection with such payment.

     If this Note is placed in the hands of an attorney for collection, or if it is collected through any legal proceeding at law or in equity or in bankruptcy, receivership or other court proceedings, Borrower agrees to pay all costs of collection, including, but not limited to, court costs and reasonable attorneys' fees.

     Borrower and each surety, endorser, guarantor and other party ever liable for payment of any sums of money payable on this Note, jointly and severally waive presentment and demand for payment, notice of intention to accelerate the maturity, notice of acceleration of the maturity, protest, notice of protest and nonpayment, as to this Note, and as to each and all installments hereof, and agree that their liability under this Note shall not be affected by any renewal or extension in the time of payment hereof, or in any indulgences, or by any release or change in any security for the payment


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of this Note, and hereby consent to any and all renewals, extensions, indulgences, releases or changes.

     THIS WRITTEN NOTE REPRESENTS THE FINAL AGREEMENTS BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES

     Executed as of the 11th day of September, 1997.

                                             BORROWER:

                                             WESTERN PACIFIC AIRLINES, INC.
                                             a Delaware corporation


                                             By: /s/ George E. Leonard
                                                 -------------------------------
                                             Name: George E. Leonard
                                                   -----------------------------
                                             Title: Vice President/CFO
                                                    ----------------------------